PLAN OF ACQUISITION
Asset Allocation Account and
Strategic Asset Management Portfolio

       The Board of Directors of Principal Variable Contracts
Funds, Inc., a Maryland corporation (the "Fund"), deems it advisable that the Strategic Asset Management Balanced Portfolio series of the Fund ("SAM Balanced") acquire all of the assets of the Asset Allocation Account series of the Fund ("Asset
Allocation") in exchange for the assumption by SAM Balanced of all of the liabilities of Asset Allocation and shares issued by SAM Balanced which are thereafter to be distributed by Asset Allocation pro rata to its shareholders in complete liquidation and termination of Asset Allocation and in exchange for all of Asset Allocation's outstanding shares.
       Asset Allocation will transfer to SAM Balanced, and SAM Balanced will acquire from Asset Allocation, all of the assets of Asset Allocation on the Closing Date and will assume from Asset Allocation all of the liabilities of Asset Allocation in exchange for the issuance of the number of shares of SAM Balanced determined as provided in the following paragraphs, which shares will be subsequently distributed pro rata to the shareholders of Asset Allocation in complete liquidation and termination of Asset Allocation and in exchange for all of Asset Allocation's outstanding shares. Asset Allocation will not issue, sell or transfer any of its shares after the Closing Date, and only redemption requests received by Asset Allocation in proper form prior to the Closing Date shall be fulfilled by Asset Allocation. Redemption requests received by Asset Allocation thereafter will be treated as requests for redemption of those shares of SAM Balanced allocable to the shareholder in question.
       Asset Allocation will declare, and SAM Balanced may declare, to its shareholders of record on or prior to the Closing
Date a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all of its income (computed without regard to any deduction for dividends paid) and all of its net realized capital gains, if any, as of the Closing Date.
       On the Closing Date, SAM Balanced will issue to Asset Allocation a number of full and fractional shares of SAM Balanced, taken at their then net asset value, having an aggregate net asset value equal to the aggregate value of the net assets of Asset Allocation. The aggregate value of the net assets of Asset
Allocation and SAM Balanced shall be determined in accordance with the then current Prospectus of SAM Balanced as of close of regularly scheduled trading on the New York Stock Exchange on the Closing Date.
       The closing of the transactions contemplated in this Plan
(the "Closing") shall be held at the offices of Principal
Management Corporation, 650 8th Street, Des Moines, Iowa
50392 at 3:00 p.m. Central Time on April 26, 2013, or on such earlier or later date as fund management may determine. The date on which the Closing is to be held as provided in this Plan shall be known as the "Closing Date."
       In the event that on the Closing Date (a) the New York
Stock Exchange is closed for other than customary weekend and holiday closings or (b) trading on said Exchange is restricted or (c) an emergency exists as a result of which it is not reasonably practicable for SAM Balanced or Asset Allocation to fairly determine the value of its assets, the Closing Date shall be postponed until the first business day after the day on which trading shall have been fully resumed.
       As soon as practicable after the Closing, Asset Allocation shall (a) distribute on a pro rata basis to the shareholders of record of Asset Allocation at the close of business on the Closing Date the shares of SAM Balanced received by Asset Allocation at the Closing in exchange for all of Asset Allocation's outstanding shares, and (b) be liquidated in accordance with applicable law and the Fund's Articles of Incorporation.
       For purposes of the distribution of shares of SAM Balanced to shareholders of Asset Allocation, SAM Balanced shall credit its books an appropriate number its shares to the account of each shareholder of Asset Allocation. No certificates will be issued for shares of SAM Balanced. After the Closing Date and until surrendered, each outstanding certificate, if any, which, prior to the Closing Date, represented shares of Asset Allocation, shall be deemed for all purposes of the Fund's Articles of Incorporation and Bylaws to evidence the appropriate number of shares of SAM Balanced to be credited on the books of SAM Balanced in respect of such shares of Asset Allocation as provided above.
       Prior to the Closing Date, Asset Allocation shall deliver to SAM Balanced a list setting forth the assets to be assigned, delivered and transferred to SAM Balanced, including the securities then owned by Asset Allocation and the respective federal income tax bases (on an identified cost basis) thereof, and the liabilities to be assumed by SAM Balanced pursuant to this Plan.
       All of Asset Allocation's portfolio securities shall be delivered by Asset Allocation's custodian on the Closing Date to SAM Balanced or its custodian, either endorsed in proper form for transfer in such condition as to constitute good delivery thereof in accordance with the practice of brokers or, if such securities are held in a securities depository within the meaning of Rule 17f-4 under the Investment Company Act of 1940, transferred to an account in the name of SAM Balanced or its custodian with said depository. All cash to be delivered pursuant to this Plan shall be transferred from Asset Allocation's account at its custodian to SAM Balanced's account at its custodian. If on the Closing Date
Asset Allocation is unable to make good delivery to SAM
Balanced's custodian of any of Asset Allocation's portfolio securities because such securities have not yet been delivered to Asset Allocation's custodian by its brokers or by the transfer agent for such securities, then the delivery requirement with respect to such securities shall be waived, and Asset Allocation shall deliver to SAM Balanced's custodian on or by said Closing Date with respect to said undelivered securities executed copies of an agreement of assignment in a form satisfactory to SAM Balanced, and a due bill or due bills in form and substance satisfactory to the custodian, together with such other documents including brokers' confirmations, as may be reasonably required by SAM Balanced.
       This Plan may be abandoned and terminated, whether before or after action thereon by the shareholders of Asset
Allocation and notwithstanding favorable action by such shareholders, if the Board of Directors believe that the consummation of the transactions contemplated hereunder would not be in the best interests of the shareholders of either Fund.
This Plan may be amended by the Board of Directors at any time, except that after approval by the shareholders of Asset Allocation no amendment may be made with respect to the Plan which in the opinion of the Board of Directors materially adversely affects the interests of the shareholders of Asset Allocation.
       Except as expressly provided otherwise in this Plan, Principal Management Corporation will pay or cause to be paid all out-of-pocket fees and expenses incurred in connection with the transactions contemplated under this Plan, including, but not limited to, accountants' fees, legal fees, registration fees, and printing expenses.
IN WITNESS WHEREOF, each of the parties hereto has caused this Plan to be executed by its President & CEO and Executive
Vice President as of the 11th day of January, 2013.


PRINCIPAL FUNDS, INC.
on behalf of the following Acquired Fund:
Asset Allocation Account


By: /s/ Nora C. Everett
Nora C. Everett, President & CEO


PRINCIPAL FUNDS, INC.
on behalf of the following Acquiring Fund:
Strategic Asset Management Balanced Account


By: /s/ Michael J. Beer
Michael J. Beer, Executive Vice President


Acknowledged:

Principal Management Corporation


By: /s/ Beth C. Wilson
Beth C. Wilson, Vice President

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